Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated April 2, 2019, relating to the financial statements and financial statement schedule of Babcock & Wilcox Enterprises, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph related to Babcock & Wilcox Enterprises, Inc.’s ability to continue as a going concern) and the effectiveness of Babcock & Wilcox Enterprises, Inc.’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Babcock & Wilcox Enterprises, Inc. for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Cleveland, Ohio
November 18, 2019